

August 23, 2013

Via E-mail
Mr. Douglas M. Wright
Chief Financial Officer
EnerJex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, Texas 78209

      Re: **EnerJex Resources, Inc.**
              Form 10-K for the Fiscal Year ended December 31, 2012
              Filed April 10, 2013
              File No. 0-30234

Dear Mr. Wright:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Business and Properties, page 5

Significant Developments in 2012, page 5

1.   We note your disclosure indicating that in January 2012, you filed a petition with the Circuit Court of Jackson County, Missouri to seek recovery of damages for economic loss of $50 million due to breach of fiduciary duty and fraud by attorneys involved in your stock offering in 2008. Please expand your disclosure to clarify how you determined the economic loss and to specify the manner by and extent to which your financial statements reflect the loss and recovery.

Controls and Procedures, page 39

Evaluation of Disclosure Controls and Procedures, page 39

2.   Given that you elected to describe how your disclosure controls and procedures were effective in presenting your conclusion, you will need to address all other aspects of the term disclosure controls and procedures as defined in Rule 13a-15(e) of Regulation 13A. Accordingly, please expand your conclusion to state whether your disclosure controls and procedures were also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Alternatively, you may revise your disclosure to state whether your disclosure controls and procedures were effective, without the qualifying details.

Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

3.   Please correct your total stockholders' equity amounts in the last column as necessary to ensure that all summations are accurate - down and across.

Note 1 – Summary of Accounting Policies, page F-7

Basis of Presentation, page F-7

4.   We note you disclosed under this heading and on pages 6 and 8 that Rantoul Partners, an entity in which you held a 75% general partner interest, was liquidated effective December 31, 2012, although you retained a 75% working interest in the Rantoul Partners leases.

Please expand your disclosure to explain how you accounted for the liquidation of Rantoul Partners and valued the 75% working interest retained in the leases. As part of your response, please clarify how the $1.4 million and $1.2 million gain on sale of partnership interest reported in the Total Stockholders' Equity – EnerJex column, and the Non Controlling Interest in Subsidiary column on page F-5 were computed, and provide details of any other transactions that diluted your interest prior to liquidation; identify any factors that may have caused the reported gains to be disproportionate to your 75% owned and 25% non-owned interests.

Please tell us the specific accounting guidance that you relied upon in accounting for any dilutive transactions and the liquidation and explain how your approach was consistent with FASB ASC 810-10-40-5. Also tell us why you believe the adjustments to equity are appropriately depicted as gains.

Oil Properties, page F-8

5.   Please expand your policy disclosure of the ceiling test on page F-9 to explain how the costs of unproved properties are taken into account; provide details sufficient to understand how your approach is consistent with Regulation S-X Rule 4-10(c)(4)(i), distinguishing between points (B) and (C).

6.   With regard to your disclosure in the last sentence of the first paragraph on page F-9 about the SEC regulations, please note that SAB Topic 12:D.3.c only permits the inclusion of additional reserves proved subsequent to year-end on properties owned at year end when the incremental reserves are not attributable to increased prices, and similarly no longer permits using increased oil and gas prices prevailing subsequent to year end in the revised ceiling computation.

       Please revise your accounting and policy disclosure accordingly. Please also note that you must disclose any instances where you have not recognized a ceiling test write-down under these circumstances.

7.   We note your disclosure indicating proceeds on sales of oil and gas properties are accounted for as adjustments to capitalized costs without recognizing gain or loss unless these adjustments would "...involve a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved properties, in which case a gain or loss is recognized."

       This policy is not consistent with Rule 4-10(c)(6)(i) of Regulation S-X, which precludes gain or loss recognition "...unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center" Please revise your accounting and disclosure as necessary to conform with this requirement. Tell us the extent to which your historical financial statements have been impacted by this variation in policy, including details of each application with an explanation of your assessment.

8.   Your disclosure stating that your ceiling test is based on oil and gas prices as of the end of each quarter is not consistent with current requirements of Rule 4-10(c) of Regulation S-X. You may refer to Section III of SEC Release Nos. 33-8995; 34-59192; and FR-78, Modernization of Oil and Gas Reporting, for guidance clarifying that the term "current prices" as used in Rule 4-10(c) is consistent with the 12-month average price as calculated in Rule 4-10(a)(22)(v). Please revise your accounting and disclosure as necessary to comply with this guidance.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief